Exhibit 99.1	GRACO INC.
P.O. Box 1441
Minneapolis, MN
55440-1441
NYSE: GGG

FOR IMMEDIATE RELEASE:	FOR FURTHER INFORMATION:
Wednesday, October 20, 2021	Financial Contact: David Lowe, 612-623-6456 Media Contact: David Ahlers, 612-623-6699 David_M_Ahlers@graco.com

Graco Reports Third Quarter Results
Industrial and Process Segments Drive Sales Growth

MINNEAPOLIS (October 20, 2021) – Graco Inc. (NYSE: GGG) today announced results for the third quarter ended September 24, 2021.

Summary
$ in millions except per share amounts

	Three Months Ended			Nine Months Ended
	Sep 24, 2021	Sep 25, 2020	% Change	Sep 24, 2021	Sep 25, 2020	% Change
Net Sales	$486.7	$439.3	11%	$1,448.0	$1,179.8	23%
Operating Earnings	124.6	125.0	0%	386.7	259.6	49%
Net Earnings	103.8	114.1	(9)%	319.6	215.8	48%
Diluted Net Earnings per Common Share	$0.59	$0.66	(11)%	$1.83	$1.26	45%

Adjusted (non-GAAP): (1)
Operating Earnings, adjusted	$124.6	$125.3	(1)%	$386.7	$294.8	31%
Net Earnings, adjusted	$100.3	$101.8	(1)%	$309.9	$229.2	35%
Diluted Net Earnings per Common Share, adjusted	$0.57	$0.59	(3)%	$1.78	$1.34	33%
(1) Excludes impacts of the prior year impairment, excess tax benefits from stock option exercises and certain non-recurring tax provision adjustments. See Financial Results Adjusted for Comparability below for a reconciliation of adjusted non-GAAP financial measures to GAAP.
•Quarterly sales growth in the Industrial and Process segments was partially offset by a decrease in sales in the Contractor segment. Favorable currency translation rates contributed 2 percentage points of sales growth for the quarter.
•Gross profit margin rate for the quarter weakened as realized pricing, increased production volume and favorable changes in currency translation rates were unable to offset higher product costs caused by supply chain and inflationary challenges.
•Total operating expenses for the quarter increased as a percentage of sales due to increases in sales and earnings-based expenses.

"Broad-based end market recovery continued in our Industrial and Process segments during the quarter with double-digit growth in all reportable regions," said Mark Sheahan, Graco's President and CEO. "Incoming order rates remain strong in our Contractor segment despite tough comparisons from the prior year. Product availability, raw material inflation and logistical challenges throughout the quarter had a negative impact on operating earnings, especially in the Contractor segment."

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Consolidated Results

Net sales for the quarter increased 11 percent from the comparable period last year (9 percent at consistent translation rates). Sales increased 1 percent in the Americas, 24 percent in EMEA (22 percent at consistent translation rates) and 32 percent in Asia Pacific (27 percent at consistent translation rates). Year to date sales increased 23 percent from the comparable period last year (20 percent at consistent translation rates). Sales increased 16 percent in the Americas, 35 percent in EMEA (27 percent at consistent translation rates) and 32 percent in Asia Pacific (25 percent at consistent translation rates). Changes in currency translation rates increased worldwide sales by $6 million for the quarter and $29 million for the year to date.

The third quarter gross profit margin rate decreased 1 percentage point from the comparable period last year as realized pricing, increased production volume and favorable changes in currency translation rates were unable to offset higher product costs caused by supply chain and inflationary challenges. For the year to date, the gross profit margin rate increased approximately 1 percentage point as realized pricing, increased production volume and favorable changes in currency translation rates offset higher product costs.

Total operating expenses for the quarter increased $20 million (19 percent) compared to the third quarter last year, including approximately $9 million (9 percentage points) of increases in sales and earnings-based expenses. Year-to-date operating expenses increased $57 million (18 percent) compared to the comparable period last year. The increase includes $28 million (9 percentage points) of increases in sales and earnings-based expenses and $5 million (2 percentage points) related to foreign currency translation.

Other non-operating expenses were comparable for the quarter and decreased $6 million for the year to date mostly due to favorable market valuation changes on investments held to fund certain retirement benefits liabilities.

The effective income tax rate was 15 percent for the quarter and 16 percent for the year to date, up 9 percentage points and 4 percentage points from the comparable periods in the prior year, respectively. Adjusted to exclude the impacts of excess tax benefits from stock option exercises and additional foreign tax benefits (see Financial Results Adjusted for Comparability below), the adjusted effective income tax rate was 18 percent for the quarter and year to date.

Segment Results

Management assesses performance of segments by reference to operating earnings excluding unallocated corporate expenses. For a reconciliation of segment operating earnings to consolidated operating earnings, refer to the segment information table included in the financial statement section of this release. Certain measurements of segment operations are summarized below:

	Three Months			Nine Months
	Industrial	Process	Contractor	Industrial	Process	Contractor
Net Sales (in millions)	$211.0	$96.2	$179.5	$600.3	$284.8	$562.9
Percentage change from last year
Sales	22%	22%	(4)%	29%	17%	19%
Operating earnings	21%	33%	(34)%	40%	41%	8%
Operating earnings as a percentage of sales
2021	35%	22%	20%	35%	23%	24%
2020	35%	21%	29%	32%	19%	26%

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Components of net sales change by geographic region for the Industrial segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	14%	0%	0%	14%	21%	0%	1%	22%
EMEA	24%	3%	3%	30%	29%	2%	7%	38%
Asia Pacific	21%	0%	6%	27%	25%	0%	7%	32%
Consolidated	19%	1%	2%	22%	24%	1%	4%	29%

Sales increased in all Industrial segment regions and major end markets for the quarter and year to date. The operating margin rate for the quarter was flat compared to the prior year as higher production volume, realized pricing and favorable product and channel mix offset the impacts of higher product costs and increased sales and earnings-based expenses. For the year to date, the operating margin rate increased mostly due to higher production volume, realized pricing and expense leverage.

Components of net sales change by geographic region for the Process segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions and Divestitures	Currency	Total
Americas	11%	0%	1%	12%	14%	0%	0%	14%
EMEA	17%	0%	3%	20%	11%	(6)%	4%	9%
Asia Pacific	54%	0%	4%	58%	40%	(13)%	7%	34%
Consolidated	21%	0%	1%	22%	18%	(3)%	2%	17%

The Process segment had organic sales growth in all divisions for the quarter and year to date. Expense leverage improved the operating margin rate for the quarter. Higher production volume, the impact of divested operations and expense leverage drove the operating margin rate higher for the year to date.

Components of net sales change by geographic region for the Contractor segment were as follows:

	Three Months				Nine Months
	Volume and Price	Acquisitions	Currency	Total	Volume and Price	Acquisitions	Currency	Total
Americas	(10)%	0%	1%	(9)%	13%	0%	1%	14%
EMEA	12%	0%	2%	14%	33%	0%	8%	41%
Asia Pacific	14%	0%	4%	18%	21%	0%	9%	30%
Consolidated	(5)%	0%	1%	(4)%	17%	0%	2%	19%

Contractor segment sales declined in the quarter due to the effects of a successful new product offering in the prior year that did not repeat. The operating margin rate decreased 9 percentage points for the quarter and 2 percentage points for the year to date primarily due to higher product costs caused by supply chain and inflationary challenges.

Outlook

"The Company continues to target mid to high teen organic sales growth on a constant currency basis for the full-year 2021," said Sheahan. "Demand levels for all segments remains strong across major end markets and product categories which we expect to continue for the balance of the year."

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2022 Change in Organizational Structure

As previously announced, effective January 1, 2022, our high performance coatings and foam product offerings within the Applied Fluid Technologies division of the Industrial segment will be realigned and managed under the Contractor segment. High performance coatings and foam equipment consists of two-component proportioning systems to spray foam for insulating building walls, roofs, water heaters, refrigerators, hot tubs and other items, and polyurea coatings applied on storage tanks, pipes, roofs, truck beds, concrete and other items. These product offerings also include equipment that sprays specialty coatings for protection and fireproofing and vapor-abrasive blasting equipment. The change will allow segment leadership to address overlap of markets, products, end users and distributors between the contractor-focused businesses.

Segment operating results will be reported under the new organizational structure in the first quarter of 2022, in connection with the effective date of the realignment. Historic segment information restated to conform to the new organizational structure is available as supplemental financial information on the Company’s website at www.graco.com.

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Financial Results Adjusted for Comparability

Excluding the impact of the prior year impairment, excess tax benefits related to stock option exercises and certain tax provision adjustments presents a more consistent basis for comparison of financial results. A calculation of the non-GAAP measurements of adjusted operating earnings, earnings before income taxes, income taxes, effective income tax rates, net earnings and diluted earnings per share follows (in millions except per share amounts):

	Three Months Ended		Nine Months Ended
	Sep 24, 2021	Sep 25, 2020	Sep 24, 2021	Sep 25, 2020
Operating earnings, as reported	$124.6	$125.0	$386.7	$259.6
Impairment	—	0.3	—	35.2
Operating earnings, adjusted	$124.6	$125.3	$386.7	$294.8

Earnings before income taxes	$121.8	$121.0	$379.2	$245.1
Impairment	—	0.3	—	35.2
Earnings before income taxes, adjusted	$121.8	$121.3	$379.2	$280.3

Income taxes, as reported	$17.9	$6.9	$59.6	$29.4
Impairment tax benefit	—	—	—	1.2
Excess tax benefit from option exercises	2.6	4.6	8.8	12.6
Other non-recurring tax benefit	0.9	8.0	0.9	8.0
Income taxes, adjusted	$21.4	$19.5	$69.3	$51.2

Effective income tax rate
As reported	14.7%	5.7%	15.7%	12.0%
Adjusted	17.6%	16.1%	18.3%	18.3%

Net Earnings, as reported	$103.8	$114.1	$319.6	$215.8
Impairment, net	—	0.3	—	34.0
Excess tax benefit from option exercises	(2.6)	(4.6)	(8.8)	(12.6)
Other non-recurring tax benefit	(0.9)	(8.0)	(0.9)	(8.0)
Net Earnings, adjusted	$100.3	$101.8	$309.9	$229.2

Weighted Average Diluted Shares	174.8	171.7	174.4	171.6
Diluted Earnings per Share
As reported	$0.59	$0.66	$1.83	$1.26
Adjusted	$0.57	$0.59	$1.78	$1.34

Cautionary Statement Regarding Forward-Looking Statements

The Company desires to take advantage of the “safe harbor” provisions regarding forward-looking statements of the Private Securities Litigation Reform Act of 1995 and is filing this Cautionary Statement in order to do so. From time to time various forms filed by our Company with the Securities and Exchange Commission, including our Form 10-K, Form 10-Qs and Form 8-Ks, and other disclosures, including our overview report, press releases, earnings releases, analyst briefings, conference calls and other written documents or oral statements released by our Company, may contain forward-looking statements. Forward-looking statements generally use words such as “expect,” “foresee,” “anticipate,” “believe,” “project,” “should,” “estimate,” “will,” and similar expressions, and reflect our Company’s expectations concerning the future. All forecasts and projections are

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forward-looking statements. Forward-looking statements are based upon currently available information, but various risks and uncertainties may cause our Company’s actual results to differ materially from those expressed in these statements. The Company undertakes no obligation to update these statements in light of new information or future events.

Future results could differ materially from those expressed due to the impact of changes in various factors. These risk factors include, but are not limited to: the impact of the COVID-19 pandemic on our business; economic conditions in the United States and other major world economies; our Company’s growth strategies, which include making acquisitions, investing in new products, expanding geographically and targeting new industries; changes in currency translation rates; the ability to meet our customers’ needs and changes in product demand; supply interruptions or delays; security breaches; new entrants who copy our products or infringe on our intellectual property; risks incident to conducting business internationally; catastrophic events; changes in laws and regulations; compliance with anti-corruption and trade laws; changes in tax rates or the adoption of new tax legislation; the possibility of asset impairments if acquired businesses do not meet performance expectations; political instability; results of and costs associated with litigation, administrative proceedings and regulatory reviews incident to our business; our ability to attract, develop and retain qualified personnel; the possibility of decline in purchases from a few large customers of the Contractor segment, variations in activity in the construction, automotive, mining and oil and natural gas industries, and the impact of declines in interest rates, asset values and investment returns on pension costs and required pension contributions. Please refer to Item 1A of our Annual Report on Form 10-K for fiscal year 2020 (and most recent Form 10-Q) for a more comprehensive discussion of these and other risk factors. These reports are available on the Company’s website at www.graco.com and the Securities and Exchange Commission’s website at www.sec.gov. Shareholders, potential investors and other readers are urged to consider these factors in evaluating forward-looking statements and are cautioned not to place undue reliance on such forward-looking statements.

Investors should realize that factors other than those identified above and in Item 1A might prove important to the Company’s future results. It is not possible for management to identify each and every factor that may have an impact on the Company’s operations in the future as new factors can develop from time to time.

Conference Call

Graco management will hold a conference call, including slides via webcast, with analysts and institutional investors on Thursday, October 21, 2021, at 11 a.m. ET, 10 a.m. CT, to discuss Graco’s third quarter results.

A real-time listen-only webcast of the conference call will be broadcast by Nasdaq. Individuals can access the call and view the slides on the Company’s website at www.graco.com. Listeners should go to the website at least 15 minutes prior to the live conference call to install any necessary audio software.

For those unable to listen to the live event, a replay will be available soon after the conference call at Graco’s website, or by telephone beginning at approximately 2 p.m. ET on Thursday, Oct. 21, 2021, by dialing 855-859-2056, Conference ID #9251859 if calling within the U.S. or Canada. The dial-in number for international participants is 404-537-3406, with the same Conference ID #. The replay by telephone will be available through 2 p.m. ET on Thursday, Oct. 28, 2021.

About Graco

Graco Inc. supplies technology and expertise for the management of fluids and coatings in both industrial and commercial applications. It designs, manufactures and markets systems and equipment to move, measure, control, dispense and spray fluid and powder materials. A recognized leader in its specialties, Minneapolis-based Graco serves customers around the world in the manufacturing, processing, construction and maintenance industries. For additional information about Graco Inc., please visit us at www.graco.com.

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GRACO INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EARNINGS (Unaudited)
(In thousands except per share amounts)

	Three Months Ended		Nine Months Ended
	Sep 24, 2021	Sep 25, 2020	Sep 24, 2021	Sep 25, 2020
Net Sales	$486,696	$439,316	$1,447,989	$1,179,775
Cost of products sold	238,462	210,363	688,597	569,662
Gross Profit	248,234	228,953	759,392	610,113
Product development	19,762	17,715	60,739	52,744
Selling, marketing and distribution	66,078	54,009	197,432	160,228
General and administrative	37,795	31,957	114,493	102,322
Impairment	—	267	—	35,229
Operating Earnings	124,599	125,005	386,728	259,590
Interest expense	2,500	2,964	7,456	8,708
Other expense, net	344	1,025	31	5,738
Earnings Before Income Taxes	121,755	121,016	379,241	245,144
Income taxes	17,926	6,901	59,607	29,379
Net Earnings	$103,829	$114,115	$319,634	$215,765
Net Earnings per Common Share
Basic	$0.61	$0.68	$1.89	$1.29
Diluted	$0.59	$0.66	$1.83	$1.26
Weighted Average Number of Shares
Basic	169,834	167,102	169,459	167,248
Diluted	174,774	171,653	174,398	171,615

SEGMENT INFORMATION (Unaudited)
(In thousands)

	Three Months Ended		Nine Months Ended
	Sep 24, 2021	Sep 25, 2020	Sep 24, 2021	Sep 25, 2020
Net Sales
Industrial	$211,030	$172,805	$600,339	$464,776
Process	96,184	78,773	284,790	242,610
Contractor	179,482	187,738	562,860	472,389
Total	$486,696	$439,316	$1,447,989	$1,179,775
Operating Earnings
Industrial	$73,294	$60,776	$207,905	$148,010
Process	21,514	16,187	64,923	45,970
Contractor	36,177	54,841	134,340	124,580
Unallocated corporate (expense)	(6,386)	(6,532)	(20,440)	(23,741)
Impairment	—	(267)	—	(35,229)
Total	$124,599	$125,005	$386,728	$259,590